QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Great Lakes REIT

Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(Dollars In thousands)

	Years ended December 31,
	2002	2001	2000	1999	1998
Income before gain on sale of properties and allocation to minority interests	$17,758	$19,884	$20,093	$18,178	$15,349
Interest expense	15,422	14,192	15,008	13,841	12,152
Amortization of deferred financing costs	1,100	497	482	526	574

Adjusted income	$34,280	$34,573	$35,583	$32,545	$28,075

Fixed charges	$16,522	$14,689	$15,490	$14,367	$12,726
Preferred share dividends	3,656	3,656	3,656	3,656	163

Adjusted charges	$20,178	$18,345	$19,146	$18,023	$12,889

Ratio of earnings to fixed charges and preferred share dividends	1.70	1.88	1.86	1.81	2.18

QuickLinks

  Exhibit 12.1
Great Lakes REIT Ratio of Earnings to Fixed Charges and Preferred Share Dividends (Dollars In thousands)